June 30, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attn:  Office of Filings, Information & Consumer Services

The purpose of this letter is to respond to comments received from Jeff Long and Tony Burak, each of the Staff of the U.S. Securities and Exchange Commission (“SEC”), on May 20, 2014 and June 6, 2014, respectively, on Form N-CSR filings (“Filings”) made by certain funds sponsored by the Eaton Vance organization (“Funds”).

Comment No. 1:  With respect to payment-in-kind (“PIK”) bonds included in a Fund’s Portfolio of Investments (“POI”), please disclose the cash portion of the coupon rate separately from the in-kind portion.

Response:  The Funds disclose coupon rates for PIK bonds based on the issuer’s current payment practice.  If the issuer is paying a combination of cash and additional securities, the Funds currently disclose the cash portion separate from the PIK portion.  For PIK securities that are currently paying (or expected to pay) exclusively in cash, the footnotes in the shareholder reports will be revised going forward to state that the issuer may pay interest in additional securities at its discretion.

Comment No. 2:  With respect to the Financial Highlights tables, please move “total expense ratio after custodian fee reduction” to a footnote.

Response:  The Funds will make the requested change.

Comment No. 3:  With respect to the Financial Highlights tables for Funds that have preferred shares outstanding, the table of expense ratios based on net assets, including amounts related to preferred shares, should not be included in the Financial Highlights.  If a Fund wants to continue to disclose this information, it may be included in a footnote.

Response:  The Funds will make the requested change.

Comment No. 4:  In Note 10 – Fair Value Measurements – if the amount of Level 2 and/or Level 3 securities is material, then the categories of securities should correspond to the categories in the POI.

Securities and Exchange Commission

June 30, 2014

Response:  Management believes that the current disclosure practice regarding the fair valuation hierarchy table complies with the requirements of ASC Topic 820, “Fair Value Measurements and Disclosures.”  In determining the classification of equity securities in the fair value hierarchy table, management considers whether the industry classification is a meaningful factor impacting the valuation.  If the industry classification is not a meaningful factor, we do not believe the Fund is required to repeat the level of detail from the POI in the fair value hierarchy table.  Level 2 securities can be reconciled to the POI using the broad based industry sectors.  All level 3 securities are identified in the POI individually regardless of materiality.

Comment No. 5:  In Note 3 to the financial statements of Short Duration Diversified Income Fund, it states that the Fund had investment leverage at October 31, 2013 of 42% of total leveraged assets.  The advisory agreement provides that the adviser does not receive a management fee if investment leverage exceeds 40% of the Fund’s total leveraged assets.  As a result of this provision, was there a fee waiver during the reported period?

Response:  The investment advisory fee calculation reflects the limitation on management fees if investment leverage exceeds 40% of total leverage assets.  The limitation does not represent a fee waiver.

Comment No. 6:  It appears from a review of the certifications included in the Filings that the certifications are being signed before the date of the audit report.  Confirm that the officers are comfortable certifying the financial statements when the audits do not appear to have been completed as of the certification date.

Response:  Management has established a process related to the certifications to ensure that proper review procedures over the shareholder reports have been performed and, in the case of audited financial statements, status updates from the auditors are obtained prior to the certification date.  The officer certifications would be updated should a matter be identified by the auditors after the certification date and prior to the audit opinion date that would have a material impact on the financial statements. The certifying officers are comfortable providing their certification in reliance on this process.

Comment No. 7:  Please provide additional information concerning the trading error that gave rise to the reimbursement described in Note 3 of VT Large-Cap Value Fund’s financial statements for the year ended December 31, 2013.

Response:  A Fund security was disposed of in error during the year ended December 31, 2013.  The reimbursement amount represents the cost to reacquire that security and make the Fund whole.

Securities and Exchange Commission

June 30, 2014

The Funds are responsible for the adequacy and accuracy of the disclosure in each respective filing.  Further, the Funds recognize that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the SEC from taking any action with respect to the filings.  Lastly, the Funds acknowledge that they may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws.

All changes to shareholder reports noted above will be incorporated in reports for periods ending June 30, 2014 and thereafter.  Please contact me if you should have any questions.

Very truly yours,

/s/ Maureen A. Gemma

Maureen A. Gemma

Vice President